February 13, 2020

C.D. Waterman
Secretary and General Counsel
LEE ENTERPRISES, Inc
4600 East 53rd Street
Davenport, Iowa 52807

       Re: LEE ENTERPRISES, Inc
           Registration Statement on Form S-3
           Filed February 10, 2020
           File No. 333-236356

Dear Mr. Waterman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Purnell at 202-551-3454 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing